UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13D-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CCA INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

124867102

(CUSIP Number)

Capital Preservation Holdings, LLC

One Belmont Avenue, Suite 602

Bala Cynwyd, PA 19004

Attention: Lance T. Funston

Telephone: (610) 592-0049

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 124867102	Page 2 of 7 Pages

1.	Names of reporting persons Capital Preservation Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 1,167,702
	9.	Sole dispositive power
	10.	Shared dispositive power 1,167,702
11.	Aggregate amount beneficially owned by each reporting person 1,167,702
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 16.7%
14.	Type of reporting person OO

13D

CUSIP No. 124867102	Page 3 of 7 Pages

1.	Names of reporting persons Capital Preservation Solutions, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 2,212,637
	9.	Sole dispositive power
	10.	Shared dispositive power 2,212,637
11.	Aggregate amount beneficially owned by each reporting person 2,212,637
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 24.0%
14.	Type of reporting person OO

13D

CUSIP No. 124867102	Page 4 of 7 Pages

1.	Names of reporting persons Lance T. Funston
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 19,958
	8.	Shared voting power 3,380,339
	9.	Sole dispositive power 19,958
	10.	Shared dispositive power 3,380,339
11.	Aggregate amount beneficially owned by each reporting person 3,400,297
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 36.8%
14.	Type of reporting person IN

13D

CUSIP No. 124867102	Page 5 of 7 Pages

This Amendment No. 1 to Schedule 13D amends and supplements the prior statement on Schedule 13D filed with the Securities and Exchange Commission on September 16, 2014 (the “Statement”) by Lance T. Funston and certain affiliates related to the common stock, par value $0.01 per share (“Common Stock”), and the Class A Common Stock, par value $0.01 per share (“Class A Common Stock” and, together with shares of Common Stock, the “Shares”), of CCA Industries, Inc. (the “Company”).

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby supplemented as follows:

On November 14, 2014, Lance T. Funston entered into an agreement with the Lion Fund, L.P. (the “Lion Fund”) and, for certain limited purposes, Sardar Biglari and Philip L. Cooley (the “Agreement”). The Lion Fund holds 776,259 shares of the Company’s Common Stock (the “TLF Shares”), and Mr. Biglari is the founder, Chairman and Chief Executive Officer of Biglari Capital Corp., the Lion Fund’s general partner. The TLF Shares are held subject to the Agreement, the terms of which grant the Lion Fund the right to sell all or a portion of the TLF Shares to Mr. Funston or his affiliate at a purchase price of $6.00 per share for a period of 30 days after the Restricted Period End Date (as defined below). Pursuant to the Agreement, the Lion Fund has agreed to certain transfer restrictions on the TLF Shares until the earlier of (a) January 1, 2018 and (b) the occurrence of specified extraordinary transactions, including (i) the execution of a definitive agreement for, or the public announcement of, a sale of the Company in which stockholders will receive less than $6.00 per share (subject to adjustment for stock splits and combinations, stock dividends and similar transactions), or (ii) the bankruptcy of the Company (such earlier date, the “Restricted Period End Date”).

The Agreement also provides that if the Board of Directors of the Company (the “Board”) nominates Messrs. Biglari and Cooley to the Board, they will accept the nomination and serve on the Board upon their election, although the Lion Fund may instead designate other representatives acceptable to the Board. The Lion Fund further agreed that, until the Restricted Period End Date, it would vote the TLF Shares in accordance with the Board’s recommendation on any proposal presented to stockholders.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby supplemented as follows:

On November 14, 2014, Mr. Funston, the Lion Fund and, for certain limited purposes, Messrs. Biglari and Cooley entered into the Agreement, as defined and described in Item 4 above and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Agreement, dated as of November 14, 2014, by and between The Lion Fund, L.P., Lance Funston and, for certain limited purposes, Sardar Biglari and Philip L. Cooley.

13D

CUSIP No. 124867102	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CAPITAL PRESERVATION HOLDINGS, LLC

By:	/s/ Lance T. Funston
	Name:	Lance T. Funston
	Title:	Managing Member

CAPITAL PRESERVATION SOLUTIONS, LLC

By:	/s/ Lance T. Funston
	Name:	Lance T. Funston
	Title:	Sole Member

/s/ Lance T. Funston
LANCE T. FUNSTON

13D

CUSIP No. 124867102	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit 99.1	Agreement, dated as of November 14, 2014, by and between The Lion Fund, L.P., Lance Funston and, for certain limited purposes, Sardar Biglari and Philip L. Cooley.